^form 13G
AMMEND#
STOCK_NAME
Stormedia, Inc.
CLASS
Common
CUSIP
862221108
APP_NAME
Gardner Lewis Asset Management
SSN
23-2778393
ADDRESS
285 Wilmington - West Chester Pike  Chadds Ford, PA  19317
SOLE
619,250
SHARED
8,950
SOLE DISPOSE
677,550
SHARED DISPOSE
0
BENEFICIALLY
677,550
PERCENT
5.2%
TYPE OF PERSON
IA
^page
^page
STOCK_NAME
Stormedia, Inc.
STOCK_ADDRESS
385 Reed Street, St. Clara, CA  95050
NAME_OF_PERSON
Gardner Lewis Asset Management, L.P.
ADDRESS_OF_BUS
285 Wilm. - W. Chester Pike  Chadds Ford, PA 19317
CITIZEN
USA
CLASS_OF_STOCK
Common
CUSIP
862221108
BROKER
BANK
INSURANCE
INVESTMENT
BROKER
x
BROKER
PARENT
GROUP
BENEFICIALLY
677,550
PERCENT
5.2%
^page
SOLE
619,250
SHARED
8,950
SOLE_DISPOSE
677,550
SHARED_DISPOSE
0
DATE
02/13/97
NAME
W. Whitfield Gardner
TITLE
Chairman and CEO
^page